Exhibit 23.4
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-138010-01) of Macquarie Infrastructure Company LLC for the registration of certain limited liability company interests of Macquarie Infrastructure Company LLC and to the incorporation by reference therein of our report dated April 14, 2006 except with respect to matters discussed in the last paragraph of Note 4 and to Notes 7, 10, and 14, as to which the date is April 27, 2007, with respect to the consolidated financial statements of Loving Enterprises, Inc. (currently known as IMTT Holdings, Inc.) included in the current report on Form 8-K/A of Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC filed on June 19, 2007 with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana
June 22, 2007